BRF S.A.

Publicly Held Company

CNPJ No. 01.838.723/0001-27

NIRE 42.300.034.240

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 12, 2023

(Drawn-up as a summary, as required by article 130, paragraph 1, of Law No. 6,404, of December 15, 1976)

1.              Date, Time and Place: Held on April 12, 2023, at 11:00 a.m., the Meeting was held exclusively under virtual format, pursuant to article 124, paragraph 2-A of Law No. 6,404/1976 c/w article 5, paragraph 2, item I of CVM Instruction No. 81/2022, and it shall be considered that it took place at BRF S.A.’s (“BRF” or the “Company”) headquarters in the City of Itajaí, State of Santa Catarina, Jorge Tzachel Street, 475, Bairro Fazenda, as provided in article 5, paragraph 3, of CVM Instruction No. 81/2022.

2.              Call Notice and Publications: The General Shareholders’ Meeting was convened according to the call notice published in the newspaper Valor Econômico (March 08, 09 and 10, 2023, on pages C5, B3 and B9, respectively), in accordance with the provisions of article 124 of Law No. 6,404/1976, with the wording as determined by Law No. 14,195, of 2021, c/w article 289 of Law No. 6,404/1976, with the wording as determined by Law No. 13,818/2019. Publication of the Notice provided for in article 133 of Law No. 6,404/1976 was waived, since the documents mentioned in that article were published more than one month before the date of the Ordinary General Shareholders’ Meeting, as permitted by paragraph 5 of article 133 of Law No. 6,404/1976. The Management Report, the Financial Statements and the respective Explanatory Notes and the Independent Auditors’ Report and the Fiscal Council’s Opinion were published on March 8, 2023 in the newspaper Valor Econômico (pages F33 to F44), in accordance with the provisions of article 133, paragraph 3, of Law No. 6,404/1976 with the wording as determined by Law No. 10,303/2001, c/w article 289 of Law No. 6,404/1976, with the wording as determined by Law No. 13,818/2019.

3.              Attendance: The works were initiated with the presence of shareholders representing 71,51% (seventy-one point fifty-one percent) of the voting capital stock of the Company, as verified by the information contained in the analytical maps prepared by the bookkeeping agent and by the Company, pursuant to article 48, items I and II, of CVM Instruction No. 81/2022, and the records of the electronic system of distance attendance made available by the Company, pursuant to article 47 of CVM Instruction No. 81/2022. Thus, the existence of a legal quorum for the holding of the General Shareholders’ Meeting was confirmed. Also present, in accordance with the provisions of articles 134, paragraph 1, and article 164 of Law No. 6,404/1976, and in accordance with the provisions of article 28, paragraph 5, of CVM Instruction No. 81/2022: (i) the Coordinator of the Audit and Integrity Committee and Vice-President of the Board of Directors, Mr. Augusto Marques da Cruz Filho; (ii) the Chairman of the Fiscal Council, Mr. Attilio Guaspari; (iii) the Chief Financial and Investor Relations Officer, Mr. Fabio Luis Mendes Mariano; (iv) the representative of the ADR depositary bank, Mrs. Lívia Prado,

(v)  the representative of KPMG Auditores Independentes, Mr. Fabian Junqueira; and (vi) the representative of Precisão-i, who was responsible for the services of counting of votes for the General Meeting, Mr. Rodrigo Magalhães Duarte Marques.

4.              Board: Chairman: Augusto Marques da Cruz Filho; Secretary: Marcus de Freitas Henriques.

5.              Agenda: At the Ordinary General Shareholders’ Meeting: (i) To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2022; (ii) To set the annual global compensation of the Company's management for the fiscal year 2023; (iii) To elect the members of the Fiscal Council; and (iv) To set the compensation of the members of the Fiscal Council for the fiscal year 2023. At the Extraordinary General Shareholders’ Meeting: (i) To resolve on the following amendments to the Company's Bylaws, as detailed in a draft with revision marks contained in the Management Proposal disclosed to the market: (a) Amend article 3 of the Company's Bylaws to include the activities of "intermediation and agency services and business in general, except real estate" and "provision of administrative services to third parties" in the Company's corporate purpose; (b) Amend article 33, paragraph 2 of the Company's Bylaws to expressly provide that the same member of the Audit and Integrity Committee may accumulate the characteristics of financial expert and independent advisor, pursuant to article 22, item V, letter 'c', of the Novo Mercado Regulations of B3; (c) Amend article 33, paragraph 7 of the Company's Bylaws to provide that the duties and activities of the Coordinator of the Audit and Integrity Committee shall be defined in the body's internal regulations, pursuant to article 22, item III, of the B3 New Market Regulation; (ii) Consolidate the Company's Bylaws with the approved changes.

6.              Preliminary Procedures: Before starting the works, the Secretary of the Meeting provided clarifications regarding the operation of the electronic attendance system made available by the Company and the form of manifestation of shareholders who remotely attended the Meeting, as well as informed that (i) the works of the Meeting would be recorded, provided that the copy of such recording will be filed at the Company’s headquarters; (ii) any new documents eventually presented during the Meeting, which have not yet been made publicly available by the Company, could be viewed simultaneously by all remote participants; and (iii) the electronic system for attendance in the Meeting allowed shareholders to manifest themselves on the matters of the agenda and to speak to each other and to the Board. The Secretary also inquired whether any of the shareholders present had submitted a manifestation of vote by means of a distance voting form and wished to express their vote at the present Meeting, so that the guidance received by means of the distance voting form would be disregarded, as provided for in article 28, paragraph 2, item II of CVM Resolution No. 81/2022. Finally, the shareholders dismissed the reading of the summary Voting Map consolidating the information provided in the analytical voting maps provided by the bookkeeping agent and by the Company itself, since such document was disclosed to the market by the Company on April 11, 2023, and the Secretary informed that all shareholders could have access to such Voting Map, including during the Meeting.

7.	Deliberations Approved:

7.1.          Initially, it was approved, by unanimous votes of the attending shareholders, the drawing up of the minutes of this Meeting in the form of a summary of the facts occurred, containing only the transcription of the deliberations taken, and that its publication be made with the omission of the signatures of the shareholders, as provided in paragraphs 1 and 2 of article 130 of Law No. 6,404/1976.

7.2.	At the Ordinary General Shareholders’ Meeting

7.2.1.    Approved, without reservations, by majority of votes of the present shareholders, with 623.646.022 favorable votes, 560.273 contrary votes and 146.739.288 abstentions, including the abstentions of the shareholders legally prevented, the management accounts and the financial statements of the Company related to the fiscal year ended on December 31, 2022, together with the management report, the explanatory notes, the report of the independent auditors, the opinion of the Fiscal Council, the summarized annual report of the Audit and Integrity Committee and the comments of the Managers on the financial situation of the Company.

7.2.2.     Approved, by majority of votes of the present shareholders, with 502.093.510 favorable votes, 149.038.503 contrary votes and 119.813.570 abstentions, the setting of the annual global compensation referred to the fiscal year of 2023 to the members of the Board of Directors and the Board of Officers, in an amount corresponding to BRL 109,898,000.00 (one hundred nine million and eight hundred ninety eight thousand reais), which refers to the proposed limit for fixed compensation (salary or retainer, direct and indirect benefits, and social charges) and benefits resulting from termination of employment, as well as variable compensation (profit sharing) and amounts related to the Company's Stock Option Plan and/or Restricted Stock Grant Plan. Additionally, the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil has stated that the company should reinforce its alignment goals with shareholders (such as TSR - Total Shareholders Return), in order to resume asset valuation and the payment of dividends.

7.2.3  Approved the election of the members, effective and alternate, of the Fiscal Council, with a term of office until the Ordinary General Shareholders’ Meeting to be held in the fiscal year of 2024: (i) as effective member, Mr. Attilio Guaspari, Brazilian citizen, married, engineer, holder of Identity Card No. 2.816.288 SSP/SP, enrolled in CPF under n° 610.204.868-72, with commercial address in the City of São Paulo, State of São Paulo, at Nações Unidas Avenue, 14.401, 24th floor, Chácara Santo Antonio, Zip Code No. 04730-090, and, as his alternate, Mr. Marcus Vinicius Dias Severini, Brazilian citizen, married, accountant and electrical engineer, holder of Identity Card No. 81.119.427-3 IPF/RJ, enrolled in CPF under n° 632.856.067-20, with commercial address in the City of Rio de Janeiro, State of Rio de Janeiro, at Antonio Salema Street, 68, Vila Isabel, Zip Code No. 20.541-070, considering these candidates received 637.181.252 favorable votes; (ii) as an effective member, Mr. Bernardo Szpigel, Brazilian, divorced, engineer, enrolled in the CPF/MF under no. 069.291.337-87, holder of Identity Card no. 02.397.570-9, issued by IFP/RJ, with business address at Rua João Moura, 635, cj. 44, office 01, City and State of São Paulo, Zip Code 05.412-001, and, as his alternate, Mr. Valdecyr Maciel Gomes, Brazilian, married, attorney, enrolled in the CPF/MF under No. 718.224.887-53, bearer of the Identity Card OAB/RJ No. 58.303, with business address at Rua Miguel de Frias, 77, bloco 3, apto. 601, Icaraí, City of Niterói, State of Rio de Janeiro, Zip Code 24. 220-901, and such candidates received 651.005.373 favorable votes; and (iii) as effective member, Mr. Marco Antônio Peixoto Simões Velozo, Brazilian, divorced, economist and accountant, enrolled in the CPF/MF under no. 942.753. 277-72, enrolled in the CRC/RJ under no. 093.788/O-6, resident and domiciled at Rua Miguel Pereira, 54, Humaitá, City and State of Rio de Janeiro, CEP 22261-090 and, as his alternate, Mr. Luis Fernando Prudêncio Velasco, Brazilian, divorced, engineer, enrolled in the CPF/MF under no. 099. 493.558-77, bearer of the Identity Card RG n° 13055135, issued by SSP/SP, resident and domiciled at Rua José Morano, 538, City of Campinas, State of São Paulo, CEP 13100-055, and such candidates received 651.018.121 favorable votes. It is hereby recorded that the members elected to the Fiscal Council were the only candidates presented for the election held at this General Meeting.

7.2.4  The shareholders were informed that the fiscal council members elected in the present Meeting are able to sign, without reservations, the declaration mentioned in article 147, paragraph 4, of Law 6,404/1976, and that the investiture of the elected fiscal council members is conditioned to: (i) signature of the term of office, drawn up in the Company's own book; and (ii) effective signature of the aforementioned declaration.

7.2.5   Approved, by majority vote of the shareholders present, with 649.331.645 votes in favor, 689.756 votes against and 120.924.182 abstentions, the setting of the compensation of the effective members of the Company's Fiscal Council for the fiscal year 2023 in an amount corresponding to 10% (ten percent) of the average value of the compensation attributed to the Company's Officers (not computing benefits, representation allowances and profit sharing), under the terms of paragraph 3 of article 162 of Law no. 6. 404/1976, considering the maximum amount of R$ 877,000.00 (eight hundred and seventy-seven thousand reais).

7.3.	At the Extraordinary General Shareholders’ Meeting

7.3.1.     Approved, by majority vote of the shareholders present, (a) with 651.276.232 votes in favor, 308.685 votes against and 119.406.036 abstentions, the amendment of Article 3 of the Bylaws; (b) with 651.166.617 votes in favor, 424.976 votes against and 119.399.360 abstentions, the amendment of Article 33, paragraph 2, of the Bylaws; (c) with 651.168.936 votes in favor, 496.644 votes against and 119.325.373 abstentions, the amendment of article 33, paragraph 7, of the Bylaws, pursuant to the Management Proposal disclosed to the market. In view of this, the statutory provisions shall have the following wording:

"Article 3. Constituting the Company's main corporate purpose is the exercise of the following activities, in national territory or abroad:

(...)

(xiv)  intermediation and agency services and business in general, except real estate; and

(xv)  rendering of administrative services to third parties. (...)

Article 33 (...) Paragraph 2 - At least one of the members of the Audit and Integrity Committee shall have proven knowledge in the areas of corporate accounting, auditing, and finance, which characterizes him/her as a financial expert. The same member of the Audit and Integrity Committee may accumulate the characteristics of financial expert and independent board member.

(...)

Paragraph 7 - The internal regulation of the Audit and Integrity Committee shall be approved by the Board of Directors and shall describe in detail its duties, as well as its operating procedures. The internal regulation of the Audit and Integrity Committee shall also define the duties and activities of the body's Coordinator.

7.3.2.  Approved, by majority vote of the shareholders present, with 651.179.479 votes in favor, 471.298 votes against and 119.340.176 abstentions, the consolidation of the Company's Bylaws, which shall take effect with the wording that integrates these Minutes as its Attachment I.

8.              Distance Voting: The Company registers the receipt of distance voting forms for the present Meeting, which were fully counted as stated in the voting maps prepared by the bookkeeping agent and by the Company itself, pursuant to Article 48, items I and II, of CVM Resolution No. 81/2022, and these voting maps are filed at the Company’s headquarters.

9.              Documents filed at the Company: (i) Call Notice; (ii) Financial Statements referring to the fiscal year ended on December 31, 2022, accompanied by the management report, the explanatory notes, the report of the independent auditors, the opinion of the Fiscal Council, the annual summary report of the Audit and Integrity Committee and Management’s comments on the Company’s financial situation; (iii) Powers-of-attorney and representation documents presented by the present shareholders; and (iv) Voting maps prepared by the bookkeeping agent and the Company itself.

10.           Closing: There being no further matters to be discussed, the meeting was suspended for the drawing up of the Minutes containing the summary of the facts occurred, which, after being approved, were signed by the members of the Presiding Board, and the shareholders who attended the present Meeting through the electronic system made available by the Company had their presence registered by the members of the Presiding Board and are considered to be subscribers to said minutes, pursuant to article 47, paragraphs 1 and 2, of CVM Resolution No. 81/2022.

Itajaí (SC), April 12, 2023.

Steering board:

Augusto Marques da Cruz Filho Presidente	Marcus de Freitas Henriques Secretário

Shareholders Present:

ADR

Representative: Livia Prado (CPF: 334.825.138-99)

Representative of: the Bank of New York ADR Department

Alves Ferreira e Mesquita

Representative: Livia Prado (CPF: 334.825.138-99)

Representative of: Amundi Index Solutions; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; IT Now Small Caps Fundo de Índice; Itaú Ações Dividendos FI; Itaú Caixa Ações - Fundo de Investimento; Itaú Excelencia Social Ações FI; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Governanca Corporativa Ações - Fundo de Investimento; Itaú Ibovespa Ativo Master FIA; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa - Fundo de Investimento; Itaú Index Ações IBrX - Fundo de Investimento; Itaú Long and Short Plus Multimercado FI; Itaú Previdência IBrX FIA; Itaú Quantamental Gems Master Ações Fundo de Investiment; Itaú Small Cap Master Fundo de Investimento em Ações; e Most Diversified Portfolio Sicav

BRF PREVIDÊNCIA

Representative: Mateus Boeira Garcia (CPF: 018.134.240-55)

Representative of: Plano Beneficios II; Plano de Beneficios Faf; e Plano de Beneficios III

MARFRIG E COLORADO

Representative: Heraldo Geres (CPF: 119.691.688-89); e Ricardo Rocha (CPF: 020.990.844- 08)

Representative of: Marfrig Global Foods S.A; e O3 Master FIA

MILTON ANDRE LEITE RIBEIRO (CPF: 818.954.378-49) PETROS

Representative: Fernando Vieira Werneck (CPF: 053.963.207-45)

Representative of: Fundacao Petrobras de Seguridade Social-petros

PREVI

Representative: Carla Esteves (CPF: 078.831.977-97); Claudia Lorenzoni (CPF: 873.723.049- 20); e Marcos Paulo Felix (CPF: 175.526.448-85)

Representative of: Caixa de Previd. dos Func. do Banco do Brasil

THALES DE CARVALHO NASCIMENTO (CPF: 065.239.823-51)

Distance Voting Bulletins sent directly to the Company

Arx Extra Master FIM; Arx Income Icatu Previdência FIM; Arx Income Master Fundo de Investimento em Ações; Arx Income Previdência Master Fundo de Investimento em Ações; Arx Long Term Master FIA; Arx Macro Master FIM; Arx Target Icatu Previdência Fundo de Investimento Multimerc; Bny Mellon Global Funds Plc - Bny Mellon Brazil Equity Fund; Bruno Machado Ferla; Clube de Investimento dos Empregados da Vale Investvale; FIA Guaxe Master; FP Arx Total Return Fundo de Investimento em Ações; Jose Roberto Conceicao Rosete Goncalves; Kapitalo Alpha Global Master FIM; Kapitalo K10 Master Fundo de Investimento Multimercado; Kapitalo K10 Previd°ncia Master FI; Kapitalo Kappa Previdência Master Fundo de Investimento Mult; Kapitalo Master I Fundo de Investimento Multimercado; Kapitalo Master II Fundo de Investimento Multimercado; Kapitalo Master V FI Multimercado; Kapitalo Sigma LLC - Bem - Distribuidora de Titulos e Valore; Kapitalo Tarkus Master FI em Ações; Kapitalo Zeta Master Fundo de Investimento em Ações; KB Brazil Equity Fund; Leblon Itaú Prev Fife FIA; Manoel Reinaldo Manzano Martins Junior; Miguel de Souza Gularte; e Modena Institucional Fundo de Investimento de Ações

Distance Voting Bulletins sent to the Bookkeeping Agent

Alaska Permanent Fund; American Heart Association, Inc.; Arero - Der Weltfonds -nachhaltig; Ataulfo LLC; Aviva I Investment Funds Icvc - Aviva I International I T F; Barclays Multi-manager Fund Public Limited Company; Barra Fundo de Investimento em Ações; Blackrock Balanced Capital Fund, Inc.; Blackrock Balanced Capital Portfolio of Blackrock Series Fun; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Strategic Funds - Blackrock Emerging Markets e S F; Bmo Msci Emerging Markets Index ETF; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; Ccl Q International Small Cap Equity Fund; CF Diverse Equity Opportunities, LLC; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chevron UK Pension Plan; Cititrust Ltd A T Vang Fds S - Vanguard Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of Los Angeles Fire and Police Pension Plan; City of New York Group Trust; Claritas Long Short Master Fundo Investimento Multimercado; Claritas Quant Master FIM; College Retirement Equities Fund; Commonwealth Global Share Fund 30; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Dela Depositary Asset Management B.V.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Deutsche Asset Management S.A. for Arero - Der Wel; Dimensional Emerging Core Equity Market ETF of Dim; Dimensional Emerging Mkts Value Fund; Eaton Vance Int (ir) F Plc-eaton V Int (ir) Par em Mkt Fund; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets EX China Alpha Tilts - Enhanced Fund; Emerging Markets Small Capit Equity Index Non-lendable Fund; Emerging Markets Small Capitalization Equity Index Fund; Emerging Markets Small Capitalization Equity Index Fund B; Employees Ret System of the State of Hawaii; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Franklin Libertyqt Emerging

Markets Index ETF; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Fundamental Low V I e M Equity; Global All Cap Alpha Tilts Fund; Global Ex-us Alpha Tilts Fund; Global Ex-us Alpha Tilts Fund B; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Hsbc Bank Plc as Trustee of State Street Aut Emerg; Ibm 401 (k) Plus Plan; International Monetary Fund; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco Rafi Fundamental Global Index Trust; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Brazil Small Cap ETF; Ishares Msci Emerging Markets Small Cap ETF; Ishares Public Limited Company; Ivesco Ftse Rafi Emerging Markets ETF; John Hancock Funds II Emerging Markets Fund; John Hancock Variable Ins Trust Emerging Markets Value Trust; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Laerernes Pension Forsikringsaktieselskab; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações II Master FIA; Leblon Equities Institucional I Fundo de Investimento de Aco; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Legal & General Future World Esg Emerging Markets; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal General Scientific Beta Emerging Markets Fund, LLC; Lockheed Martin Corp Defined Contribution Plans Master Trust; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Managed Pension Funds Limited; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Metis Equity Trust; Ministry of Economy and Finance; Mip Active Stock Master Portfolio; Msci Acwi Ex-u.S. Imi Index Fund B2; National Council for Social Security Fund; Navarro 1 Fund LLC; New York State Common Retirement Fund; Norges Bank; Northern Trust Collective Eafe Small Cap Index Fund-non Lend; Northern Trust Collective Emerging Markets EX Chin; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Parametric Emerging Markets Fund; Parametric Tmemc Fund, LP; People S Bank of China; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pub Institutional Fund Umbrella-pub Equities Emer Markets 1; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Qic International Equities Fund; Qic Listed Equities Fund; Qsuper; Russell Investment Company Public Limited Company; Schroder International Selection Fund; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Southern Cal ED C N F Q C DC MT S ON P VD N G; Spartan Group Trust for Employee Benefit Plans: SP; Spdr SP Emerging Markets Fund; Spp Aktieindexfond Global; Spp Emerging Markets Sri; Ssga Spdr Etfs Europe I Plc; Ssgatc I. F. F. T.

e. R. P. S. S. M. e. M. S. C. I. S. L.F.; ST ST Msci Emerging Mkt Small CI Non Lending Common Trt Fund; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Ireland Unit Trust; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Rail and Openbaar Vervoer; Stichting Pggm Depositary; Sunsuper Superannuation Fund; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Board of the Pension Protection Fund; the Board of.A.C.e.R.S.Los Angeles,california; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Monetary Authority of Singapore; the Regents of the University of California; Ubs Fnd Mgt (swz) AG ON Bhf of Gotthard Inst Fnd - GL EQ; Ups Group Trust; Utah State Retirement Systems; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Verdipapirfondet Storebrand Indeks Alle Markeder; Washington State Investment Board; Wells Fargo Factor Enhanced Emerging Markets Portfolio; West Yorkshire Pension Fund; Wisdomtree Emerging Markets Ex-china Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; e Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF

Exhibit I of the Minutes of the Ordinary and Extraordinary General Shareholders’ Meeting Held on April 12, 2023.

BRF S.A.

CNPJ/MF Nº 01.838.723/0001-27

Publicly-Held Company

NIRE 42.300.034.240

BYLAWS

I.	NAME, HEAD OFFICE, TERM AND CORPORATE PURPOSE

Article 1. BRF S.A. (“Company”) is a publicly held company, which is ruled by this Bylaws, by Law nº 6.404, of December 15, 1976, as amended (“Brazilian Corporation Law”) and by the other applicable laws and regulations.

Paragraph One - With the entry of the Company into the special listing segment referred as Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including controlling shareholders, management and members of the Fiscal Council, when installed, are subject to the provisions of the Regulation of the Novo Mercado of B3 (“Regulation of the Novo Mercado”).

Paragraph Two - The provisions of the Regulation of the Novo Mercado shall prevail over the statutory provisions, in the event of prejudice to the rights of the beneficiaries of the public offers provided in this Bylaws.

Article 2. The Company´s head office and venue are in the City of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Bairro Fazenda, Zip Code 88.301-600, being able to establish branches, agencies, offices and other facilities anywhere in the national territory or abroad.

Article 3. It constitutes main corporate purpose of the Company the exercise of the following activities, in the national territory or abroad:

(i)   the industrialization, commercialization, in retail and wholesale, and exploration of food in general, mainly animal protein by-products and food products that use the cold chain as support and distribution;

(ii)   the industrialization and commercialization of animal feeds, nutrients and food supplements for animals;

(iii)	the provision of food services in general;

(iv)  the industrialization, refining and commercialization of vegetable oils, fats and dairy products;

(v)   the exploration, conservation, storage, silage and commercialization of grains, its derivatives and by products;

(vi) the commercialization, in the retail and wholesale, of consumer and production goods including the commercialization of equipment and vehicles for the development of its logistical activity;

(vii)	the export and the import of production and consumer goods;

(viii)  the provision of services of transportation, logistics and distribution of cargo and food in general;

(ix)   the participation in other companies, aiming the broadest achievement of the corporate purposes;

(x)	the participation in any project for the operation of the Company´s business;

(xi)   manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter;

(xii)   manufacture and commercialization of organic chemical products derived from animal slaughter;

(xiii)  manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter;

(xiv)  intermediation and agency services and business in general, except real estate; and

(xv)	rendering of administrative services to third parties.

Sole Paragraph - Sole Paragraph - The Company may also engage, directly or through third parties, in the activities of support to the core business indicated in the Article ~~3º~~ above, such as:

(i)	ancillary activities of administrative, technical or operational support related to the creation of conditions for the better performance of its main activities;

(ii)	transportation of cargo in general;

(iii)	storage and stocking services of products and other services relating thereto;

(iv)	activities of promotion and reposition of its products in the retail and in exposition points and sale to the end consumer, including the necessary support to the clients that allows the packaging and visualization of the products;

(v)	services of receipt and allocation of raw material to be used in the production;

(vi)	services of repair, maintenance and conservation of machinery and vehicles;

(vii)	the promotion of activities, programs, technical assistance and promotion that aim the national agricultural development;

(viii)	the industrialization, exploration and commercialization of packaging of any nature;

(ix)	the exploration and creation of animals in general;

(x)	the commercialization of commodities in general;

(xi)	the research and development of techniques of production and of improvement of the genetic matrices of the Company;

(xii)	the activities of reforestation, extraction, industrialization and commercialization of woods;

(xiii)	the commercialization de real estates, properties, including machinery, equipment and vehicles, of the fixed assets, to meet with the activities inserted in the corporate purpose of the Company described in this article; and

(xiv)	services of fuel supply for its own fleet or for third parties service providers, specially of freight, transportation, logistics and distribution.

Article 4. The term of duration of the Company is undetermined.

II.	CAPITAL STOCK

Article 5. The Company´s capital stock is BRL 13,053,417,953.36 (thirteen billion, fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents), fully subscribed and paid-in, divided into 1,082,473,246 (one billion, eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all nominative and with no par value.

Paragraph One - The Company may not issue preferred shares or beneficiary parties.

Paragraph Two - The shares issued by the Company are indivisible and each common share entitles one vote in the deliberations of the General Shareholders’ Meetings.

Article 6. All the shares issued by the Company are in book-entry form and, according to deliberation of the Board of Directors, kept in deposit account, with a financial institution authorized by Comissão de Valores Mobiliários – CVM (“CVM”), on behalf of its holders.

Sole Paragraph. The cost of the transfer and registration, as well as the cost of the service related to the book-entry shares, may be charged directly from the shareholder by the bookkeeping institution, as it is defined in the agreement of the bookkeeping of shares.

Article 7. The Company is authorized to increase its capital stock, regardless of statutory reform, up to the number of shares in which the capital stock is divided is of one billion three hundred and twenty-five million (1,325,000,000) of common shares, upon deliberation of the Board of Directors.

Paragraph One - In the event provided in the head paragraph of this Article, it shall be incumbent on the Board of Directors to fix the issuance price and the number of shares to be issued, as well as the term and the conditions of payment in.

Paragraph Two - Within the limit of the authorized capital, the Board of Directors may, still: (i) deliberate the issuance of subscription bonus; (ii) according to the plan approved by the General Shareholders’ Meeting, grant stock option, without the shareholders having preemptive right in the granting of the options or subscription of the respective shares; (iii) approve the increase of the capital stock upon the capitalization of profits or reserves, with or without bonus shares; and (iv) deliberate the issuance of debentures convertible into shares.

Article 8. At the discretion of the Board of Directors or of the General Shareholders’ Meeting it may be excluded or reduced the preemptive right of the shareholders, in any issuance of shares, debentures convertible into shares and subscription bonus, whose placement is made through sale in the stock exchange, public subscription or exchange for shares in public offer of purchase of control, as provided in the Law and in this Bylaws.

Article 9. The failure of the shareholder in the payment of the capital it subscribed will imply in the charge of interest of one percent (1%) per month, pro rata temporis, monetary adjustment based on the variation of the General Market Price Index – IGP-M, disclosed by Fundação Getúlio Vargas – FGV, or another index that reflects the real loss of the power of purchase of the currency in the period, at the discretion of the Board of Directors of the Company, in the smallest periodicity legally admitted, and fine of ten percent (10%) on the value of the obligation, without prejudice to the other applicable legal sanctions.

Article 10. By deliberation of the General Shareholders’ Meeting, by virtue of the proposal of the Board of Directors, the Company´s capital stock may be increased according to events provided in the law, being certain that in cases of capitalization of profits or reserves, it is optional the issue of new shares corresponding to the increase, among its shareholders, pro-rata the number of shares they hold.

III.	GENERAL SHAREHOLDERS’ MEETING

Article 11. The General Shareholders’ Meeting, convened and installed according to the law and to this Bylaws, shall occur ordinarily within the first four (4) months following the end of the fiscal year and, extraordinarily, whenever the interests and corporate subjects require deliberation of the shareholders.

Article 12. The General Shareholders’ Meeting shall be convened by the Board of Directors upon deliberation of the majority of its members or, still, in the events provided in this Bylaws and in the Sole paragraph of Article 123 of the Brazilian Corporation Law.

Sole Paragraph - The Company shall make available, no later than the date of the first publication of the call notice, to all the shareholders, the material and documents necessary for the analysis of the matters contained in the Agenda, except the cases in which the law or the regulation in force requires its availability in a longer term.

Article 13. The General Shareholders’ Meeting shall be installed, on first call, with the attendance of shareholders representing, at least, twenty five percent (25%) of the capital stock, except when the law requires a higher quorum; and, on second call, with any number of shareholders.

Paragraph One - The Extraordinary General Shareholders’ Meeting that has as purpose the amendment to this Bylaws will be installed, on first call, with the attendance of shareholders that represent, at least, two thirds (2/3) of the capital stock but may be installed, on second call, with any number of shareholders present.

Paragraph Two - Subject to the exceptions provided in the applicable regulation, the first call of the General Shareholders’ Meeting shall be made with, at least, thirty (30) days in advance and the second call with, at least, eight (8) days.

Paragraph Three - The works of the General Shareholders’ Meeting shall be presided by the Chairman of the Board of Directors or, in his absence, by the Vice President. In the cases of absence or temporary impediment of the Chairman and of the Vice President of the Board of Directors, the General Shareholders’ Meeting shall be presided by a Director specially appointed by the Chairman of the Board of Directors. The chairman of the board shall appoint one or more secretaries for the General Shareholders’ Meeting.

Article 14. The deliberations in the General Shareholders’ Meeting, with the exception of the provisions in the law and in this Bylaws, shall be taken by absolute majority of votes of the attendees, the votes in blank not being counted.

Paragraph One - The General Shareholders’ Meeting may only resolve the subjects of the agenda contained in the respective call notice, with the exceptions provided in the Brazilian Corporation Law, being prevented the inclusion, in the agenda of the General Shareholders’ Meeting, matters named “other subjects” or “general subjects” or equivalent expressions.

Paragraph Two - From the works and deliberations of the General Shareholders’ Meeting, the minutes shall be drawn up, which shall be signed by the members of the board of works of the General Shareholders’ Meeting and by the shareholders present that represent, at least, the majority necessary for the deliberations taken.

Article 15. For the benefit of the development of the works of the General Shareholders’ Meetings, the shareholders or their representatives shall present, with, at least, five (5) days in advance, besides the identity card, as the case may be: (i) a power of attorney with certification of the signature of the grantor and/or the documents that evidence the powers of the legal representative of the shareholder; and/or (ii) relatively to the shareholders participants of the fungible custody of book-entry shares, the statement containing the respective equity interest, issued by the financial institution responsible for the custody.

Paragraph One - Without prejudice to the provision in head paragraph of this Article, the shareholder that attends the General Shareholders’ Meeting with the documents that evidence its status of shareholder may participate and vote at the meeting.

Paragraph Two – The Company will adopt, in the inspection of the documentation for the due representation of the shareholder, the principle of good-faith.

Article 16. It is competence of the General Shareholders’ Meeting, besides the other assignments provided in law and in this Bylaws:

(i)   attribute bonifications in shares and decide on eventual grouping and splitting of shares;

(ii)  approve stock option plans or subscription of shares or granting of plans of shares to the Management and employees or to the individuals who provide services to the Company, as well as to the Management and employees or to individuals who provide services to other companies that are controlled, directly or indirectly, by the Company;

(iii)  resolve, according to the proposal presented by the Management, the destination of the profit of the fiscal year and the distribution of dividends;

(iv)	resolve on the delisting of the Company from the Novo Mercado;

(v)   establish the compensation of the Fiscal Council in the form of the Law and this Bylaws;

(vi)  approve, in accordance with the terms of the Regulation of the Novo Mercado, the waiver of the presentation of the Public Offer of Purchase of Shares in case of delisting of the Novo Mercado; and

(vii)  approve the carrying out of operations and business with related parties or the sale or contribution of assets, whenever, in any of these cases, the value of the operation or business corresponds to more than 50% (fifty percent) of the value of the Company's total assets included in its last balance sheet approved at the General Meeting.

Article 17. The General Shareholders’ Meeting will establish annually the amount of the global annual compensation of the Management da Company, including benefits of any nature and the representation funds, in view of their responsibilities, the time dedicated to their functions, their competence and professional reputation and the value of their services in the market, being incumbent on the Board of Directors to establish the criteria for of the pro-rata of the global compensation among the Management.

Article 18. The General Shareholders’ Meeting may suspend the exercise of the rights of the shareholder that does not comply with a legal or statutory obligation, ceasing the suspension as soon as the obligation is complied with.

Paragraph One - The shareholders that represent five percent (5%), at least, of the capital stock, may convene the General Shareholders’ Meeting mentioned in the head paragraph of this Article when the Board of Directors does not meet, in the term of eight

(8) days, the request that they present to convene one, with the indication of the obligation breached and the identification of the defaulting shareholder.

Paragraph Two - It shall be incumbent on the General Shareholders’ Meeting that approves the suspension of the rights of the shareholder to also establish, among other aspects, the scope and duration of the suspension, observing the preventions provided in the law.

Paragraph Three - The suspension of the rights will cease as soon as the obligation is fulfilled, and the said shareholder shall communicate the Company its fulfillment.

IV.	MANAGEMENT

Section I – General Provisions to the Bodies of the Management

Article 19. The Company´s Management is carried out by the Board of Directors and by the Board of Officers, with the respective assignments granted by law and by this Bylaws.

Paragraph One - The management of the Company are waived from providing guarantee for the exercise of the function.

Paragraph Two - The management of the Company will be invested in their positions upon the execution of the term of investiture in the proper books, which shall also contemplate their subordination to the arbitration clause referred in Article 47, and which shall contain the consent to all manuals, codes, regulations and internal policies of the Company.

Paragraph Three - It is expressly forbidden, and it shall be null and void the act practiced by any management of the Company, that involves it in obligations related to business and operations alien from the corporate purpose, without prejudice of the civil or criminal responsibility, as the case may be, to which the violator of this disposition will be subject.

Paragraph Four - The term of office of the management of the Company will be extended until the investiture of their respective successors.

Section II – Board of Directors

Article 20. The Board of Directors is composed by, at least, nine (9) and, up to, eleven (11) effective members, all elected and dismissible by the General Shareholders’ Meeting, with unified term of office of two (2) years, reelection being allowed.

Paragraph One - Of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, according to the criteria and rules provided in the Regulation of the Novo Mercado.

Paragraph Two - When, due to the calculation of the percentage referred in the paragraph above, the result generates a fractional number, the Company shall proceed to the rounding of the number to the one immediately above.

Paragraph Three. The characterization of the those appointed to the Board of Directors as Independent Directors shall be deliberated at the General Shareholders’ Meeting that elects them, which can base its decision: (i) on the declaration, forwarded by the one appointed as Independent Director to the Board of Directors, attesting its compliance with the criteria of independence established in the Regulation of the Novo Mercado, contemplating the respective justification, if verified any of the situations provided in § 2 of article 16 of the referred Regulation of the Novo Mercado; and (ii) the manifestation of the Board of Directors, inserted in the management proposal to the General Shareholders’ Meeting for the election of the Management, as to the compliance or not of the candidate with the criteria of independence.

Paragraph Four - The procedure provided in Paragraph Three above is not applied to the appointments of candidates to members of the Board of Directors that do not meet the time in advance necessary for inclusion of candidates in the distance voting form, as provided in the regulation issued by CVM on distance voting.

Paragraph Five - The Board of Directors shall assess and disclose annually who are the Independent Directors, as well as to appoint and justify any circumstances that may jeopardize their independence.

Paragraph Six - As to the election of the members of the Board of Directors, the General Shareholders’ Meeting shall appoint a Chairman and a Vice President, the Vice President shall substitute the Chairman in his absences or impediments, as well as in case of vacancy.

Paragraph Seven - Whenever the General Shareholders’ Meeting is convened to resolve on the election of the Board of Directors, the members of such body shall approve a proposal of full slate of candidates for the vacancies in the Board of Directors, including appointment for the positions of Chairman and Vice President of the Board of Directors, which shall be submitted to the approval of the General Shareholders’ Meeting.

Paragraph Eight - If any shareholder wants to appoint one or more candidates to compose the Board of Directors that do not integrate the slate proposed as provided in Paragraph Seven of this article, such shareholder shall notify the Company proposing another slate to run for the positions at the Board of Directors of the Company, in writing and preferably with at least five (5) days in advance of the date scheduled for the General Shareholders’ Meeting, informing the name, the qualification and the complete professional resumé of the candidate(s), being incumbent n the Company to provide its immediate disclosure, by means of a Notice to the Shareholders through the electronic system available at the website of CVM. The Company will not accept the registration of any slate, nor the exercise of the voting right in the election of the members of the Board of Directors, in circumstances that configure violation to the dispositions of the applicable regulation.

Paragraph Nine - It is forbidden the presentation of more than one slate by the same shareholder. However, one individual may be part of two or more slates, including the one proposed in the terms of Paragraph Eight above.

Paragraph Ten - If it receives written request of adoption of the procedure of multiple voting, in the form of Article 141, Paragraph One of the Brazilian Corporation Law, the Company shall disclose the request and content of such request, immediately, by means of a Notice to the Shareholders through the electronic system available at the website of CVM or in the form defined by the law or by CVM.

Paragraph Eleven - If the election of the Board of Directors occurs by means of the procedure of multiple voting, each member of the slates presented in the form of this Article will be considered a candidate for the position of director.

Paragraph Twelve - Whenever the election occurs by the procedure of multiple voting, the dismissal of any member of the Board of Directors by the General Shareholders’ Meeting will imply in the dismissal of all the other members, proceeding to a new election.

Paragraph Thirteen - In the events of vacancy of positions of effective members of the Board of Directors, the remaining members shall appoint a substitute who will fill in the position until the next General Shareholders’ Meeting, occasion on which it will be elected a new director to complete the term of office. In case of simultaneous vacancies above one third (1/3) of its members, a General Shareholders’ Meeting will be convened, within thirty (30) days of this event, for the election of the substitutes, whose term of office will coincide with the term of office of the other directors.

Paragraph Fourteen – The members of the Board of Directors shall have impeccable reputation, not being able, except as approved at the General Shareholders’ Meeting, to be elected those that (i) occupy positions in companies that may be considered as competitors of the Company; or (ii) have or represent conflicting interest with the Company. If, after the election of the member of the Board of Directors any fact that configures event of impediment for the holding of the position of director, provided in the Brazilian Corporation Law or in this paragraph, the member who is subject to the impediment undertakes to immediately present his resignation to the Chairman of the Board of Directors.

Subsection II.1 – Meetings and Substitutions

Article 21. The Board of Directors shall meet, ordinarily, ~~once per month~~ at least 8 (eight) times a year and, extraordinarily, whenever convened by its Chairman or by the majority of its members, drawing up minutes of these meetings in the proper book.

Paragraph One - The call for the meetings of the Board of Directors will be given, in writing, by means of a letter, telegram, e-mail or other form that allows the proof of receipt of the call by the recipient, and shall contain, besides the place, date and time of the meeting, the agenda.

Paragraph Two - The meetings of the Board of Directors shall be convened with, at least, five (5) business days in advance. On the same call date of the meeting, the material and documents necessary to the consideration of the issues of the agenda of the meeting of the Board of Directors shall be made available to the directors.

Paragraph Three - Regardless of the formalities of the call, it will be considered regular the meeting at which all the members of the Board of Directors are present.

Paragraph Four - The meetings of the Board of Directors shall be installed, on first call, with the presence of, at least, two thirds (2/3) of its members. On second call, which shall be object of a new communication to the directors in the form of Paragraph One of this Article, sent immediately after the date established for the first call, the meeting will be installed with the presence of the simple majority of the directors.

Paragraph Five - If necessary, the holding of meetings of the Board of Directors or the participation of the directors at the meetings of the Board of Directors may be carried out by telephone, videoconference, electronic vote, or other means of communication that may ensure the effective participation and the authenticity of the vote. In this circumstance, the director shall be considered present at the meeting, and the vote will be considered valid for all legal purposes and incorporated into the minutes of the referred meeting.

Paragraph Six - No member of the Board of Directors may have access to information, participate in deliberations and discussions of the Board of Directors or of any management bodies, exercise the vote or, in any form, intervene in the subjects in which he is, directly or indirectly, in a situation of conflicting interest with the interests of the Company, in terms of the Law.

Paragraph Seven - The deliberations of the Board of Directors shall be taken by the majority of the votes of those present, being incumbent on the Chairman of the Board of Directors the casting vote in the cases of a draw.

Paragraph Eight - The minutes of the meetings of the Board of Directors shall be worded clearly and record the decisions taken, the people present, the dissenting votes and the vote abstentions.

Article 22. In the event of absence or temporary impediment, the directors may be represented at the meetings of the Board of Directors by another director appointed, in writing, who, besides his own vote, will express the vote of the director absent or temporarily impeded.

Paragraph One - In the event of absence or temporary impediment of the Chairman of the Board, his functions shall be exercised, on a temporary basis, by the Vice President.

Paragraph Two - In the event of absence or temporary impediment do Vice President, will be incumbent on the Chairman to appoint, among the other members of the Board of Directors, the substitute.

Subsection II.2 - Competence

Article 23. It is competence of the Board of Directors, besides the other assignments provided in the law and this Bylaws:

(i)  establish the general guidance of the Company´s business, considering the impacts of the Company´s activities on the society and on the environment, aiming the continuity of the Company and the creation of value in the long term;

(ii)  define the values and ethical principles of the Company and ensure the maintenance of the Company´s transparency in the relationship with all the interested parties;

(iii)  elect and dismiss the members of the Board of Officers of the Company or of its controlled companies, directly and indirectly, and establish their assignments, observing the provision of this Bylaws;

(iv)  inspect the management of the members of the Board of Officers, examine at any time the books and papers of the Company, request information on agreements executed or about to be executed and on any other acts;

(v)   convene the General Shareholders’ Meeting when judged convenient and in the cases provided in Law;

(vi)  manifest on the Management report, the accounts of the Board of Officers and the financial statements related to each fiscal year;

(vii)  distribute among the members of the Board of Directors and of the Board of Officers the annual global compensation established by the General Shareholders’ Meeting and establish the criteria for the participation in the profits of the employees and Management, as provided in this Bylaws;

(viii)   authorize the incorporation and winding-up of controlled companies, direct or indirectly, by the Company;

(ix)  choose and dismiss the independent auditors appointed by the Audit and Integrity Committee;

(x)   propose to the General Shareholders’ Meeting the issue of new shares of the Company above the limit of the authorized capital;

(xi)   except in the cases of competence of the General Shareholders’ Meeting, in the terms of the regulation issued by CVM, deliberate (a) the purchase of shares issued by the Company for maintenance in treasury or for use in plans approved by the General Shareholders’ Meeting; and (b) the eventual sale or cancelation of such shares;

(xii)   resolve the issue by the Company or by its controlled companies, directly and indirectly, of debentures not convertible into shares, promissory notes (commercial paper) and other similar credit titles;

(xiii)  resolve the issue by the Company of shares, subscription bonus and debentures convertible into shares, within the limit of the authorized capital, establishing the amount, the conditions of payment in and the respective subscription prices and premium, as well as if it will be ensured the preemptive right to the shareholders or reduced the term for its exercise, as authorized by the law in force;

(xiv) resolve the preparation of semiannual balance sheets of the Company or related to shorter periods, as well as to declare interim dividends to the account of profits calculated in these balance sheets, or to the Account of Accrued Profits or of Profits Reserve existing in the last annual or semiannual balance sheet, in the form provided in law and/or the distribution of capital interest, as provided in Law nº 9.249, of December 26, 1995, as amended;

(xv)	approve the policy on the payment of dividends of the Company;

(xvi)    propose to the Annual General Shareholders’ Meeting, observing the limits established in Article 35, sole paragraph, of this Bylaws, the amounts to be paid as statutory participation of the employees and Management in the profits of each fiscal year, as well as to define the criteria for distribution of such amounts;

(xvii)  authorize the practice of free reasonable acts by the Company, for the benefit of any individual or entity, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xviii)   present proposal for approval at the Meeting of stock option plan or plan of concession of shares to its Management or employees, or to individuals who provide services to the Company, as well as to the Management and employees or individuals who provide services to its controlled companies, directly and indirectly, within the limit of the authorized capital, being incumbent to the Board of Directors the Management of the referred plan, including the grant of options and concessions of shares in the scope of such plans;

(xix)  authorize amendments to the trading and issue of American Depositary Receipts – ADRs by the Company or of its controlled companies, directly and indirectly;

(xx)	approve its internal regulation which shall provide for, at least, the following matters:

(i) the attributions of the Chairman of the Board of Directors; (ii) the rules for the replacement of the Chairman of the Board of Directors in case of his absence or vacancy;

(iii) the measures to be adopted in situations of conflict of interests; (iv) the definition of the term in advance sufficient for receiving the material for discussion at the meetings, with the adequate depth; and (v) the possibility of holding, during the meetings of the Board of Directors, exclusive sessions with the external members of the Board of Directors, without the presence of the members of the Board of Officers and other guests;

(xxi)   constitute technical or advisory committees, of non-deliberative character, to perform specific tasks or for generic activities of the Company´s interest, in the terms and conditions defined by the Board of Directors. The Committees may act, among others, in the following areas: (i) strategy and finance, (ii) corporate governance, conduct and ethics, and (iii) compensation of Management and executive development;

(xxii) monitor the compliance of the assignments of the committees that may be created to advise the Board of Directors, approve their respective regulations and assess the technical opinions and reports, in the terms of the law in force and of this Bylaws;

(xxiii) establish mechanisms of periodic assessment of the performance of its members, with the purpose to contribute to the improvement and the effectiveness of the governance of the Company, being able to hire external specialists for the assessment process;

(xxiv)   prepare and make public grounded opinion containing favorable or contrary opinion to the acceptance of any and all corporate restructuring, capital increase and other operations that results in change of control, within fifteen (15) days from the disclosure of all the conditions of the operation that results in the change of control. This opinion shall manifest if such operation ensures fair and equitative treatment to the shareholders of the Company;

(xxv)   prepare and make public previously grounded opinion containing favorable or contrary opinion to the acceptance of any and all public offer for the purchase of shares or securities convertible into or exchangeable for shares issued by the Company, within fifteen (15) days from the publication of the notice of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, in which it will manifest: (a) on the convenience and opportunity of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, as to the interest of the Company and of all of its shareholders and in relation to the price and to the possible impacts on the liquidity of the securities held by them; (b) as to the strategic plans disclosed by the offering party in relation to the Company; and (c) the eventual alternatives to the acceptance of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, available in the market;

(xxvi)  submit to the General Shareholders’ Meeting proposals of amendments to the Company´s Bylaws, that are related to the term of duration of the Company, corporate purpose, increases or reductions of capital, issue of marketable securities and/or securities, exclusion of the preemptive right in the subscription of shares and other titles and/or securities, dividends, interest on own capital, powers and assignments of the General Shareholders’ Meeting, structure and assignments of the Board of Directors and of the Board of Officers, and respective quorums of deliberation;

(xxvii)  approve the annual demobilization plan of the Company proposed by the Board of Officers, as well as the purchase, assignment, transfer, sale and/or encumbrance of real estate assets of the Company or of controlled companies or affiliates, directly or indirectly, that are not discriminated in the Demobilization Plan already approved, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxviii)  approve the proposal of split, merger, incorporation in which the Company or controlled companies and affiliates, directly or indirectly, are part or of the Company itself, as well as the Company´s transformation or any other form of corporate restructuring;

(xxix) deliberate on the liquidation, dissolution, appointment of liquidators, bankruptcy or voluntary acts of judicial or extrajudicial recovery of the Company or of the controlled company and affiliates, directly and indirectly, as well as financial restructurings related thereto;

(xxx) approve the purchase, assignment, transfer, sale and/or encumbrance of goods of the non-current assets (except real estate properties) of the Company or of the controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxi)   authorize the granting of guarantees, real or fidejussory, commercial pledge, mortgages, guarantees and, endorsements, as well as to contract insurance guarantees or letters of guarantee according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxii)  authorize the Board of Officers to offer products and real estates and properties of the Company or of controlled companies or affiliates, directly or indirectly, in guarantee to the financial institutions when contracting financing or in guarantee of judicial procedures, whenever these acts result in obligations for the Company or for the controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxiii) approve the contracting with third parties of debt operations of the Company or of controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxiv)  approve the policy on financial risk management of the Company, establishing the main conditions for the contracting of “hedging” operations (assets and liabilities), such policy shall contain, at least, the following specifications: purpose of the “hedge”, risk factors, eligible instruments, limits and spheres of competence;

(xxxv)  approve the issue, purchase, assignment, transfer, sale and/or encumbrance, at any title or form, by the Company or by the controlled companies or affiliates, directly or indirectly, of equity interests and/or any securities in any companies (including waiver to the right of subscription of shares or debentures convertible into shares of subsidiaries, controlled companies or affiliates), according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxvi) approve and define, previously, the acts to be practiced by the Board of Officers of the Company at the General Shareholders’ Meetings and/or Shareholders´ Meetings of controlled companies, affiliates or invested companies, directly or indirectly, acting as shareholder and/or partner of these companies, according to the Policy of Competence of the Company, to be approved by the Board of Directors or that involve reputational and strategic aspects of the Company;

(xxxvii)  observing the provisions of article 16, item (vii) of these Bylaws, approve the performance of operations and business of any nature with related parties, in compliance with the provision of the Policy on Transactions with Related Parties and Other Situations of Conflict of Interests of the Company, approved by the Board of Directors;

(xxxviii) approve (i) the Code of Conduct; (ii) the Securities’ Negotiation Policy, and (iii) the Contributions’ and Donations’ Policy, which shall observe the minimum requirements established by the Regulation of the Novo Mercado e by the Brazilian Code of Corporate Governance;

(xxxix)   approve the annual and pluriannual integrated capital budgets (budgets of operations, budgets of investments, and the budgets of cash flow) of the Company and of its controlled companies and affiliates, establishment of the policy on investment and on the corporate strategy. The general annual integrated budget shall always be approved up to the last day of the previous calendar year and shall refer to the twelve months of the following fiscal year. At any time during the calendar year, the budget of the company shall cover a minimum period of six (6) months. The execution and performance of the approved budget shall be reviewed monthly at the General Shareholders’ Meetings of the Board of Directors;

(xl) approve the execution of any contracts or agreements (except the contracting of debt) involving the ordinary course of the Company´s activities or of the controlled companies, directly or indirectly, including, but not limited to, services, consulting or supply agreements, according to the Policy of Competence of the Company, to be approved by the Board of Directors, as well as to approve the contractual termination or the execution of amendment terms to the agreements already executed that result in a new obligation of the same amount;

(xli) approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar arrangements involving patents, processes of production and/or technology, copyrights, domain names, trademarks or deposited marks on behalf of the Company or of any company controlled by it or affiliate, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors, except: (a) if effected between the Company and wholly-owned subsidiaries, except in cases of sale and/or final assignment, which shall be approved by the Board of Directors; and (b) for authorization of use of trademarks by controlled companies or affiliates.

Section III – Board of Officers

Article 24. The Board of Officers, whose members are elected and dismissible at any time by the Board of Directors, shall be composed by, at least, two (2) and, up to, fifteen

(15) members, elected for a period of two (2) years, reelection being allowed, being one

(1)  Global Chief Executive Officer and one (1) Chief Financial and of Investor Relations Officer and the others Vice President Officers with designation and functions to be proposed to the Board of Directors by the Global Chief Executive Officer, in the terms of Article 26 below, all being professionals who meet the parameters indicated in Paragraphs Two and Three below.

Paragraph One - The positions of Chairman of the Board of Directors and of the Global Chief Executive Officer may not be occupied by the same person.

Paragraph Two - The election of the Board of Officers shall be made by the Board of Directors, being able to choose among the candidates pre-selected by the Global Chief Executive Officer. To this effect, the Global Chief Executive Officer will send to the Board of Directors a copy of the "resumé" of the candidate appointed, together with the terms of his hiring and all other necessary information to evidence the qualification established in Paragraph Three of this Article. If the Board of Directors does not approve the appointments presented, new names shall be presented, by the Global Chief Executive Officer, until they are approved by the Board of Directors.

Paragraph Three - The Board of Officers shall be integrated exclusively by professionals who have proven academic education and practice, acquired in courses and in the exercise of activities compatible with the functions for which they are being appointed.

Subsection III.1 - Competence

Article 25. It is competence of the Board of Officers to:

(i)   authorize the opening, the closing or the amendment to the address of branches, agencies, deposits, offices or any other facilities of the Company, in Brazil or abroad;

(ii)  submit, annually, the appreciation by the Board of Directors, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, as well as the proposal for the allocation of the earned profits of the previous year;

(iii)  prepare and propose, to the Board of Directors, the annual and pluriannual budgets, the strategic plans, the projects of expansion and the programs of investment programs;

(iv)  approve the corporate rules that shall guide the other approval competences and the responsibilities for the management acts necessary to the conduction of the Company´s activities, defining the limits of competence for several decision making processes, according to hierarchical levels of the Company and always observing the spheres of competence of the Board of Directors provided in Article 23 of this Bylaws;

(v)  decide, by request of the Global Chief Executive Officer, on any subject that is not of the exclusive competence of the General Shareholders’ Meeting or of the Board of Directors;

(vi)   observing the provisions of article 16, item (vii) of these Bylaws, approve the performance of certain operations and business with Related Parties, in compliance with the provisions of the Policy on Transactions with Related Parties and Other Situations of Conflicts of Interests of the Company;

(vii)	prepare the draft, for further submission to the deliberation of the Board of Directors

(i) of the Code of Conduct; (ii) of Risk Management Policy, (iii) of the Securities’ Negotiation Policy, (iv) of the Related Parties’ Transaction Policy, and (v) of the Contributions’ and Donations’ Policy, that shall observe the minimum requirements established by the Regulation of the Novo Mercado and by the Brazilian Code of Corporate Governance.

Article 26. Besides the other assignments established in this Bylaws, it is competence on, as for example:

(i)	The Global Chief Executive Officer:

a.	convene and preside the meetings of the Board of Officers;

b.	represent the Board of Officers at the meetings of the Board of Directors;

c.              submit to the deliberation of the Board of Directors the proposals of the Board of Officers related to the annual and pluriannual budgets, the strategic plans, the projects of expansion and the programs of investment of the Company;

d.              inspect and guide the conduction of the financial, social and sustainability business and the activities of the other Officers;

e                present to the Board of Directors, the financial statements, the annual and pluriannual budgets and investments’ budget, the financial planning and the cash flow; and

f                 propose to the Board of Directors positions of Officers, with or without specific designation, and the respective holders for the performance of specific functions that judges necessary.

(ii)	To the Chief Financial and of Investor Relations Officer:

a.              prepare, together with the other members of the Board of Officers and under the coordination of the Global Chief Executive Officer, the budgets to be submitted to the approval of the Board of Directors and be responsible for the control of execution of these budgets mainly on what refers to the control of cash flow;

b.              guide the execution of the economical financial policy, supervising the economical financial activities, according to the determinations of the Board of Directors; and

c.              organize and coordinate the system of necessary information to its performance, as well as supervise all the controllership activities of the Company.

d.  represent the Company before CVM and other entities of the capital markets and financial institutions, as well as regulating bodies and stock exchanges, national and foreign, in which the Company has securities listed, besides complying with applicable regulatory rules to the Company on what is related to the registrations held by CVM and together with regulating bodies and stock exchanges in which the Company has securities listed and administer the policy of relationship with investors; and

e.    monitor the compliance, by the shareholders of the Company, with the obligations provided in Chapter VIII of this Bylaws and report to the General Shareholders’ Meeting and/or to the Board of Directors, when requested, its conclusions, reports and diligences.

(iii)  To the others Vice President Officers, whose designation will be given by the Board of Directors by suggestion of the Global Chief Executive Officer:

a.              guide, coordinate and supervise the specific activities under their responsibility; and

b.              execute specific charges that might be attributed by decision of the Global Chief Executive Officer.

Subsection III.2 – Representation of the Company

Article 27. The Board of Officers, within the limits established by the Law and by this Bylaws, is vested with general management powers, that allow the practice of all the necessary acts for the regular functioning of the Company, to achieve its corporate purposes.

Article 28. The active and passive representation of the Company, in or out of court, as well as the practice of all legal acts, shall be incumbent on:

(i)	any two (2) members of the Board of Officers acting jointly;

(ii)	any member of the Board of Officers, jointly with an attorney in fact with specific powers; or

(iii)	two attorneys in fact with specific powers, always acting jointly.

Paragraph One - The Company may be represented by only one Officer or one attorney in fact with specific powers in the practice of the following acts:

(i)	representation of the Company at General Shareholders’ Meetings and the partners´ meetings of companies in which the Company participates;

(ii)	representation of the Company in court; or

(iii)	practice of acts of simple administrative routine, including before public bodies, mixed capital companies, boards of trade, Labor Justice, INSS, FGTS and the collecting banks, and others of the same nature.

Paragraph Two - The acts for which this Bylaws requires previous authorization of the Board of Directors shall only be valid once this requirement is met.

Paragraph Three - The Board of Officers may, through two of its members and upon competent instruments, to constitute attorneys in fact with specific powers to act on behalf of the Company, with mandate with determined term to be established case by case, except the judicial mandates that may be granted for undetermined term. In any case, it shall be respected the limitations and restrictions mentioned in this Article and the ones established by the Board of Directors.

Subsection III.3 – Meetings of the Board of Officers

Article 29. The Board of Officers will hold meetings whenever necessary, drawing up minutes of these meetings in the proper book.

Paragraph One - The deliberations of the Board of Officers shall be taken by the majority of votes, being incumbent on the Global Chief Executive Officer, or on his substitute, the casting vote.

Paragraph Two - The minimum quorum of installation of the meetings of the Board of Officers is of two thirds (2/3) of its members.

Paragraph Three - If necessary, it is admitted the holding of meetings or the participation of the members of the Board of Officers, at the meetings of such board, by telephone, videoconference, electronic vote, or other means of communication that may ensure the effective participation and the authenticity of the vote. In this event, the member of the Board of Officers shall be considered present at the meeting, and his vote shall be considered valid for all legal purposes and incorporated to the minutes of the referred meeting.

Paragraph Four - In the absence or temporary impediments, the members of the Board of Officers will replace each other, by appointment of the Global Chief Executive Officer. If there is vacancy, the Board of Directors, within thirty (30) days, (i) shall appoint who shall (a) fill in the vacancy, whose term of office shall have a coincident term with the other members of the Board of Officers or (b) cumulate the respective function or (ii) deliberate on the non-fulfillment, temporary or permanent, of the position vacant, provided that this position is not of the Global Chief Executive Officer or Chief Financial and Investor Relations Officer.

V.	FISCAL COUNCIL

Article 30. The Company shall have a permanent Fiscal Council, composed by three

(3) effective members and equal number of alternates, elected by the General Shareholders’ Meeting, which will perform its functions until the first annual General Shareholders’ Meeting that occurs after its election, reelection being allowed, with the assignments, competence and compensation provided in the Law.

Paragraph One - The election of the members of the Fiscal Council shall occur by means of majority decision, being elected the three (3) candidates, and respective alternates, who receive the higher number of votes at the General Shareholders’ Meeting, observing the provision of article 161 of the Brazilian Corporation Law. If there is a Controlling Shareholder, it is ensured to the minority shareholders, provided they represent, jointly, ten percent (10%) or more of the shares issued by the Company, the right to elect, separately, one (1) member and the respective alternate of the Fiscal Council of the Company.

Paragraph Two - The members of the Fiscal Council shall be invested in their positions upon the execution of the term of investiture in the proper book, which shall contain the consent to all manuals, codes, regulations and internal practices of the Company, and its subordination to the arbitration clause referred in Article 47.

Paragraph Three - The Fiscal Council will meet periodically, in the terms of its Internal Regulation, drawing up minutes of these meetings in the proper book.

Paragraph Four - The Fiscal Council shall elect its Chairman at the first meeting after its election and shall work according to the Internal Regulation approved by the Fiscal Council itself.

Article 31. For the full exercise of the functions of the Fiscal Council the requirements provided in the applicable law, the provision in this Bylaws and in the Internal Regulation of the Fiscal Council shall be observed.

Paragraph One - It will be applicable to the members of the Fiscal Council the same obligations and preventions imposed by the Law and by this Bylaws to the Management of the Company.

Paragraph Two – In case of absence or vacancy of position of an effective member of the Fiscal Council, the respective alternate will occupy his place. In case of vacancy of position of the effective member and of its respective alternate, the General Shareholders’ Meeting shall be convened to proceed to the election of a member to the position.

Paragraph Three - Observing the requirements and obligations contained in this Bylaws, as well as in the other applicable legal dispositions, the members of the Fiscal Council of the Company may be elected by the Board of Directors to also integrate the Audit and Integrity Committee.

VI.	AUDIT AND INTEGRITY COMMITTEE

Article 32. The Company will have an Audit and Integrity Committee in permanent functioning, comprised by, at least, three (3) and, by a maximum, five (5) members, being the majority independent members and, at least, one (1) of its members not belong to ~~of~~ the Board of Directors, in accordance with the requirements established in the applicable regulation, especially in CVM Instruction nº 509/11. At least one of the independent members of the Board of Directors shall be appointed to also integrate the Audit and Integrity Committee. None of the members of the Audit and Integrity Committee shall be a member of the Board of Officers.

Article 33. The members of the Audit and Integrity Committee shall be appointed by the Board of Directors for terms of office of two (2) years and will occupy their positions for, at the most, ten (10) years, being dismissible at any time. If the member of the Committee is also a member of the Board of Directors, the term of office will end simultaneously for both positions.

Paragraph One - The performance of the activities of the members of the Audit and Integrity Committee shall observe the rules provided in the Brazilian law, especially in CVM Instruction 509/11, and in US law, including the provision of the Sarbanes–Oxley Act and the rules issued by the Securities and Exchange Commission - SEC.

Paragraph Two - At least one of the members of the Audit and Integrity Committee shall have proven knowledge in the areas of corporate accounting, of audit and finance, that characterizes him as financial specialist. The same member of the Audit and Integrity Committee may accumulate the characteristics of financial expert and independent advisor.

Paragraph Three - The Audit and Integrity Committee shall have the following assignments: 1) give opinion on the hiring and dismissal of the independent external auditor for the conduction of the independent external audit or for any other type of service; 2) supervise the activities: (a) of the independent auditors, such as to evaluate their independence, the quality and adequacy of the services provided to the needs of the Company; (b) of the area of internal controls of the Company; (c) of the area of internal audit of the Company; and (d) of the area of preparation of the financial statements of the Company; 3) monitor the quality and integrity: (a) of the mechanisms of internal controls; (b) of the quarterly information, interim statements and financial statements of the Company; and (c) of the information and measurement disclosed based on adjusted accounting data and on non-accounting data that add non-provided elements to the structure of the usual reports of the financial statements; 4) evaluate and monitor the risk exposures of the Company, being able, inclusively, to require detailed information on policies and procedures related with: (a) the management compensation;

(b) the use of the Company´s assets; and (c) the expenses incurred on behalf of the Company; 5) evaluate and monitor, jointly with the management and the area of internal audit, the adequacy of the transactions with related parties entered into by the Company and its respective evidences; 6) evaluate, monitor and recommend to the management the correction or the improvement of the internal policies of the Company, including the Policy on Transactions with Related Parties; 7) evaluate the practices of integrity (compliance) of the Company and propose improvements; 8) evaluate and discuss the work annual plan for the independent external auditor and forward it for the approval of the Board of Directors; and 9) prepare annual summarized report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations presented; and (b) any situations in which there is significant discrepancy among the Company´s management, the independent external auditors and the Audit and Integrity Committee in relation to the financial statements of the Company.

Paragraph Four - The Audit and Integrity Committee will be an advisory body directly bound to the Board of Directors.

Paragraph Five – When selecting the members of the Audit and Integrity Committee, the Board of Directors shall appoint the one who will exercise the role of Coordinator of the body.

Paragraph Six - The Audit and Integrity Committee shall meet, at least, every two (2) months, and whenever necessary, so that the accounting information of the Company is always being evaluated by the committee before its disclosure.

Paragraph Seven- The internal regulation of the Audit and Integrity Committee shall be approved by the Board of Directors and will describe in detail its functions, as well as its operational procedures. The internal regulation of the Audit and Integrity Committee must also define the functions and activities of the body's Coordinator.

Paragraph Eight- The Audit and Integrity Committee shall have means to receive, hold and respond to claims, including confidential, internal and external to the Company, in relation to the non-compliance with the legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes, including with provision of specific procedures for the protection of the confidentiality of the information and of its provider.

Paragraph Nine- The Board of Directors will define the compensation of the members of the Audit and Integrity Committee. The Audit and Integrity Committee shall have operational autonomy and budget allocation, annual or by project, to conduct or determine the performance of consultations, assessments and investigations within the scope of its activities, including the hiring and use of external and independent specialists, to compensate these specialists and pay the ordinary administrative expenses of the Audit and Integrity Committee.

Paragraph Ten- The meetings of the Audit and Integrity Committee shall be recorded in minutes, considering that the decisions/recommendations shall be taken with favorable votes of 2/3 (two thirds) of its members.

Paragraph Eleven- The coordinator of the Audit and Integrity Committee, together with other members when necessary or convenient, shall: (i) meet with the Board of Directors and with the Fiscal Council; and (ii) be present at the Annual General Shareholders’ Meeting and, when necessary, at the Extraordinary General Shareholders’ Meetings of the Company.

Paragraph Twelve - The members of the Audit and Integrity Committee shall have the same fiduciary duties and responsibilities applicable to the Management of the Company, in accordance with the terms of the Brazilian Corporation Law.

VII.	FISCAL YEAR AND RESULTS

Article 34. The fiscal year coincides with the calendar year and, in on its termination, the Company shall prepare the financial statements provided in the Brazilian Corporation Law for purposes of disclosure and assessment by the General Shareholders’ Meeting.

Article 35. From the result of each fiscal year, it shall be deducted, before any participation, the eventual accrued losses and the provision for Income Tax.

Sole Paragraph - After the referred deductions in this Article are made, the General Shareholders’ Meeting may assign to the employees and Management, successively and in this order:

(i)	the statutory participation of the employees of the Company up to the maximum limit of ten percent (10%) of the remaining profits; and

(ii)	the statutory participation of the Management, up to the maximum legal limit.

Article 36. After the participations mentioned in Article 35 above are deducted, the net profit of the year shall have successively the following destination:

(i)	five percent (5%) for the constitution of the Legal Reserve until it reaches twenty percent (20%) of the Capital Stock;

(ii)	twenty five percent (25%) as minimum mandatory dividend, adjusted according to Article 202 of the Brazilian Corporation Law, to be attributed to all the shares of the Company;

(iii)	twenty percent (20%) for the constitution of reserves for capital increase, until reaches the limit of twenty percent (20%) of the Capital Stock;

(iv)	until fifty percent (50%) for the constitution of the reserve for expansion, until it reaches eighty percent (80%) of the Capital Stock, with the purpose to ensure investments in fixed assets, or increases in working capital, including by means of amortization of the Company´s debts, regardless of the withholding of profit related to the capital budget, and its balance may be used: (i) in the absorption of losses, whenever necessary; (ii) in the distribution of dividends, at any time;

(iii) in the operations of redemption, reimbursement or purchase of shares, authorized by the Law; and (iv) in the incorporation to the Capital Stock, including upon new bonus shares.

Article 37. Except where otherwise provided at the General Shareholders’ Meeting, the payment of the dividends and of interest on own capital shall be made within sixty

(60) days from the date of the respective deliberation.

Paragraph One - By deliberation of the Board of Directors, in the terms of Article 23 above, the Company can prepare semi-annual balance sheets or related to shorter periods, as well as declare dividends and/or interest on own capital on the account of profits earned in these balance sheets, of accrued profits or of reserves of profit existing in the last annual or semi-annual balance sheet, as provided in the Law.

Paragraph Two – The interim dividends and the interest on own capital declared in each fiscal year may be attributed to the mandatory dividend of the fiscal year.

Article 38. The dividends not received or unclaimed shall prescribe within the term of three (3) years, counting from the date on which they were made available to the shareholder, and shall revert to the Company.

VIII.         SALE OF SHAREHOLDING CONTROL, OF DEREGISTRATION AS PUBLICLY HELD COMPANY AND DELISTING FROM THE NOVO MERCADO

Article 39. The sale of the control of the Company, directly or indirectly, both by means of a single operation, as by means of successive operations, shall be contracted under the condition precedent or subsequent, that the purchaser of the control undertakes to present a public offer for the purchase of the shares having as object the shares issued by the Company held by the other shareholders (“OPA”), observing the conditions and terms provided in the law and regulation in force and in the Regulation of the Novo Mercado, as to ensure them equal treatment to the one given to the seller.

Paragraph One - For purposes of this Bylaws, it is understood as control and its related terms the power effectively used by shareholder to direct the corporate activities and to guide the functioning of the company´s bodies, whether directly or indirectly, in fact or by law, regardless of the equity interest held the shareholder.

Paragraph Two - If the purchase of the control also subjects the purchaser of the control to perform an OPA required by Article 41 of this Bylaws, the purchase price at the OPA will be the higher between the prices determined in compliance with this Article 39 and Article 41, Paragraph Three of this Bylaws.

Paragraph Three - In case of indirect sale of control, the purchaser shall disclose the value attributed to the Company for the purposes of defining the price of the OPA, as well as to disclose the justified evidence of this value.

Paragraph Four - The OPA shall observe the conditions and the terms provided in the law, the regulation in force and in the Regulation of the Novo Mercado.

Article 40. After an operation of sale of control of the Company and its subsequent OPA, the purchaser of the control, whenever necessary, shall take the appropriate measures to restore the minimum percentage of outstanding shares provided in the Regulation of the Novo Mercado, within the eighteen (18) months following the purchase of the power of control.

Article 41. Any Purchasing Shareholder, who purchases or becomes holder of shares issued by the Company, in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company shall (i) immediately disclose such information by means of Material Fact Notice, as provided in the regulation issued by CVM; and (ii) in the maximum period of thirty (30) days counting from the date of the purchase or of the event that resulted in the ownership of shares in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, present or request registration of, as the case may be, an OPA of the totality of the shares issued by the Company, observing the provision of the applicable regulation of CVM, the regulations of B3 and the terms of this Article.

Paragraph One - For purposes of this Bylaws, (i) “Purchasing Shareholder” means any person, including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, with domicile or with head office in Brazil or abroad, or Group of Shareholders, that purchases shares of the Company; and (ii) “Group of Shareholders” means the group of people: (a) bound by contracts or voting agreements of any nature, whether directly or by means of controlled companies, controlling companies or under common control; or (b) among which there is a control relationship; or (c) under common control.

Paragraph Two - The OPA shall be (i) directed indistinctly to all the shareholders of the Company, (ii) effected through an auction to be held at B3, (iii) presented by the price determined in accordance with Paragraph Three of this Article, and (iv) paid in cash, in national currency, against the purchase within the OPA of the shares issued by the Company.

Paragraph Three - The purchase price at the OPA of each share issued by the Company may not be lower than the highest value between (i) one hundred and forty percent (140%) of the average unit price of the shares issued by the Company during the last one hundred and twenty (120) days of the previous trading sessions to the date in which it becomes mandatory the performance of the OPA, at the stock exchange in which there is the highest volume of trading of shares issued by the Company; and (ii) one hundred and forty percent (140%) of the average unit price of the shares issued by the Company during the last thirty (30) days of the previous trading sessions to the date in which it becomes mandatory the performance of the OPA, at the stock exchange in which there is the highest volume of trading of shares issued by the Company.

Paragraph Four - The performance of the OPA mentioned in the head paragraph of this Article will not exclude the possibility of another shareholder of the Company, or, as the case may be, the Company itself, to formulate a competing OPA, in the terms of the applicable regulation.

Paragraph Five - The Purchasing Shareholder will be obliged to attend eventual requests or to meet the requirements of CVM, formulated based on the applicable law, related to the OPA, within the maximum terms provided in the applicable regulation.

Paragraph Six - If the Purchasing Shareholder does not comply with the obligations imposed by this Article, including on what refers to the compliance of the maximum terms

(i) for the performance or request of registration of the or (ii) for compliance or possible requests or requirements from CVM, the Board of Directors of the Company shall convene an Extraordinary General Shareholders’ Meeting, in which the Purchasing Shareholder will not be able to vote, to deliberate on the suspension of the exercise of the rights of the Purchasing Shareholder that did not comply with any obligation imposed in this Article, as provided in Article 120 of the Brazilian Corporation Law, without prejudice to the responsibility of the Purchasing Shareholder for losses and damages caused to the other shareholders as a result of non-compliance to the obligations imposed by this Article.

Paragraph Seven - Any Purchasing Shareholder who purchases or becomes holder of other rights, including usufruct or trust, over the shares issued by the Company in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, will be equally obliged to, in up to thirty (30) days counted from the date of such purchase or from the event that resulted in the ownership of such rights over shares in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, to present or request the registration, as the case may be, of an OPA, in the terms described in this Article.

Paragraph Eight - The obligations contained in Article 254-A of the Brazilian Corporation Law and in 0 of this Bylaws do not exclude the compliance, by the Purchasing Shareholder, with the obligations contained in this Article, except as provided in Article 45 and in Article 46 of this Bylaws.

Paragraph Nine - The provision of this Article is not applicable if a person becomes holder of shares issued by the Company in amount higher than thirty three point thirty three percent (33.33%) of the total of the shares issued as a result: (i) of legal succession, under the conditions that the shareholder disposes the excess of shares in up to sixty

(60) days counted from the relevant event, (ii) of the merger of another company into the Company, (iii) of the merger of shares of another company into the Company, or (iv) of the subscription of shares of the Company, made in a single primary issue, that has been approved at a General Shareholders’ Meeting of the shareholders of the Company, according to the rules provided in the applicable regulation.

Paragraph Ten - For purposes of calculation of the percentage of thirty-three-point thirty three percent (33.33%) of the total shares issued by the Company described in the head paragraph of this Article, it will not be calculated the involuntary increases of equity interest resulting from cancelation of shares held in treasury or of reduction of the Company´s capital stock with the cancelation of shares.

Paragraph Eleven - If CVM´s regulation applicable to the OPA, as provided in this Article determines the adoption of a criteria of calculation for setting the purchase price of each share of the Company in the OPA that results in purchase price higher than the one determined in the terms of Paragraph Three of this Article, the OPA provided in this Article shall be effected for the purchase price calculated in the terms of CVM´s regulation.

Article 42. The Company´s delisting from the Novo Mercado, either by voluntary, compulsory act or by virtue of corporate restructuring, shall observe the rules contained in the Regulation of the Novo Mercado.

Article 43. Without prejudice to the provision of the Regulation of the Novo Mercado, the voluntary delisting from the Novo Mercado shall be preceded by an OPA that observes the procedures provided in the regulation issued by CVM on the OPA for the cancelation of registration as publicly held company and the following requirements: (i) the price offered shall be fair, being possible, the request of new valuation of the Company in the form established in the Brazilian Corporation Law; and (ii) shareholders holding more than 1/3 of the outstanding shares shall accept the OPA or expressly agree with the delisting from the Novo Mercado without the effective sale of the shares.

Sole Paragraph. The voluntary delisting from the Novo Mercado may occur regardless of the performance of the OPA mentioned in this Article, in the event of waiver approved at the General Shareholders’ Meeting, observing the rules and conditions of the Regulation of the Novo Mercado.

Article 44. Without prejudice to the provision of the Regulation of the Novo Mercado, the compulsory delisting from the Novo Mercado shall be preceded by an OPA that observes the procedures provided in the regulation issued by CVM on public offers for purchase of shares for cancelation of registration of publicly held company and the requirements established in the head paragraph of Article 43.

Sole Paragraph. If the percentage of purchase of shares that authorizes the delisting from the Novo Mercado is not reached, after the performance of the OPA provided in the head paragraph, the shares issued by the Company will still be negotiated in the Novo Mercado, within six (6) months following the performance of the auction of the OPA, without prejudice of the application of eventual sanctions by B3.

Article 45. It is optional the formulation of a single OPA, aiming to more than one of the purposes provided in this Chapter VIII, in the Regulation of the Novo Mercado, in the corporate law or in the regulation issued by CVM, provided it is possible to make procedures compatible with all types of OPA and there is no prejudice for the recipients of the offer and it is obtained the authorization from CVM when required by the applicable law.

Sole Paragraph - With the exception of the OPAs destined to the delisting from the Novo Mercado and/or to the cancelation of registration of publicly held company, the performance of a unified OPA may only occur by a shareholder of the Company who holds an amount equal or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, observing the provision of head paragraph of Article 41 as to the minimum price to be paid per share.

Article 46. The shareholders responsible for the performance of the OPA provided in this Chapter VIII, in the Regulation of the Novo Mercado or in the regulation issued by CVM may ensure its effectiveness through any shareholder or third party.

Sole Paragraph - The Company or the shareholder, as the case may be, do not exempt itself from the obligation to present the OPA that is of his responsibility until the said OPA is concluded in compliance with the applicable rules.

IX.	ARBITRAL TRIBUNAL

Article 47. The Company, its shareholders, Management and members of Fiscal Council undertake to resolve, by means of arbitration, in the Market Arbitration Chamber, in the form of its regulation, every and all controversy that may arise between them, related to or arising from its condition as issuer, shareholder, Management or member of the Fiscal Council, as the case may be, and, specially, of the application, validity, efficacy, interpretation, violation and its effects, arising from the dispositions contained in Law nº 6.385/1976, in the Brazilian Corporation Law, in the rules edited by the National Monetary Council, in the Central Bank of Brazil or by CVM, as well as in the other applicable rules to the functioning of the capital market in general and the ones contained in the Regulation of the Novo Mercado, in the other regulations of B3 and in the participation agreement of the Novo Mercado, as in the Arbitration Regulation of the Market Arbitration Chamber, to be conducted in compliance with this last Regulation.

X.	COMPANY´S LIQUIDATION

Article 48. The Company will be liquidated in the cases determined in the law, being incumbent on the General Shareholders’ Meeting to elect the liquidator or liquidators, as well as the Fiscal Council that shall work in this period, according to the legal formalities.

XI.	GENERAL PROVISIONS

Article 49. The Company shall observe the shareholders´ agreements filed at the head office, being expressly prevented to the members of the presiding board of the works of the general meetings or of the meetings of the Board of Directors to accept declaration of vote of any shareholder, signatory of shareholders’ agreement duly filed at the head office or of member of the Board of Directors elected by the signatories of such agreement, that is cast in disagreement with what is agreed upon in the referred agreement, also being expressly forbidden to the Company to accept and proceed to the transfer of shares and/or to the encumbrance and/or to the assignment of preemptive right to the subscription of shares and/or of other securities that do not respect what is provided and regulated according to the shareholders’ agreement filed at the head office.